Anthony R. Robertson Direct Dial: 513.629.2807 arobertson@graydon.law	September 7, 2018

Via EDGAR

Mr. John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Office of Beverages, Apparel and Mining

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Qualification for
Esoteric Brewing Company, LLC Regulation A Offering Statement
on Form 1-A (File No. 024-10840)

Dear Mr. Reynolds:

Esoteric Brewing Company, LLC (“Company”) hereby respectfully requests acceleration of the qualification of the above-referenced Esoteric Brewing Company, LLC Offering Statement to 4:30 p.m. Eastern time on Tuesday, September 11, 2018, or as soon as possible thereafter. Please send a copy of the written order from the Securities & Exchange Commission (the “Commission”) verifying the qualified time and date of the Offering Statement to our counsel, Graydon Head & Ritchey LLP, Attention: Anthony R. Robertson, e-mail: arobergson@graydon.law. Mr. Robertson’s direct line is (513) 629-2807.

On behalf of the Company, the undersigned acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

September 7, 2018

Page Two

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (513) 549-9483.

Sincerely,

ESOTERIC BREWING COMPANY, LLC

By:	/s/ Brian Jackson
Name:	Brian Jackson
Title:	Manager

cc:	Mr. Jonathan Burr, SEC